Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858

December 9, 2020	direct dial 202 508 5893 direct fax 202 204 5616 gbronstein@kilpatricktownsend.com

VIA EDGAR

Mr. John Stickel

Attorney

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	William Penn Bancorporation

Registration Statement on Form S-1

Filed October 15, 2020

File No. 333-249492

Dear Mr. Stickel:

On behalf of William Penn Bancorporation (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the above referenced Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended (the “Securities Act”), to indicate changes from the Registration Statement on Form S-1 filed on October 15, 2020 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on November 10, 2020 with respect to the Registration Statement. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the Amended Registration Statement has been revised in response to such comments.

General, page i

1.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

Mr. John Stickel

U.S. Securities and Exchange Commission

December 9, 2020

Response to Comment No. 1:

Copies of the draft marketing materials and subscription order form and instructions that will be used in connection with the offering are attached as Exhibit 99.2 and Exhibit 99.3, respectively, to the Amended Registration Statement. Aside from these materials and the offering prospectus and 401(k) plan prospectus supplement included as part of the Amended Registration Statement, the Company will not provide investors with any other written communications in connection with the offering.

2.	We note that the cover page of the registration statement indicates William Penn Bancorporation and William Penn Bank 401(k) Retirement Savings Plan as the registrant(s). Please advise if William Penn Bank 401(k) Retirement Saving Plan is intended to be a co-registrant.

Response to Comment No. 2:

The William Penn Bank 401(k) Retirement Savings Plan is included on the cover page to the Registration Statement and Amended Registration Statement because the Company is allowing employees and former employees of William Penn Bank, who are participants in the William Penn Bank 401(k) Retirement Savings Plan (the “401(k) plan”), to invest all or a portion of their 401(k) plan accounts in stock units representing an ownership interest in Company common stock as part of the offering. A copy of the related 401(k) plan prospectus supplement is included as part of the Amended Registration Statement. The 401(k) plan is not intended to be a co-registrant for purposes of the Amended Registration Statement.

3.	We note that the forum selection provision contained in your bylaws identifies the United States District Court for the District of Maryland or, if such court lacks jurisdiction, any Maryland state court that has jurisdiction, as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please include appropriate risk factor disclosure related to your exclusive forum provision. Please also include disclosure regarding your exclusive forum provision under “Description of William Penn Bancorporation Capital Stock,” at page 138.

Mr. John Stickel

U.S. Securities and Exchange Commission

December 9, 2020

Response to Comment No. 3:

Article VI, Section 4 of the Company’s bylaws has been amended to clarify that its provisions do not apply to claims arising under the federal securities laws and the rules and regulations thereunder. Please see Exhibit 3.2 to the Amended Registration Statement.

In addition, the Company has revised the sections of the prospectus captioned “Risk Factors” and “Description of William Penn Bancorporation Common Stock” to disclose the exclusive forum provision. Please see the revised disclosure on pages 21 and 110 of the prospectus included as part of the Amended Registration Statement.

Summary, page 1

4.	We note your disclosure on page 2 that in 2018 you acquired Audubon Savings Bank. Consistent with your disclosure on page 53, please disclose in the summary that your entire executive management leadership team, and a large majority of the next tier of management, joined William Penn Bank in the Audubon Savings Bank merger or have been recruited since your acquisition of Audubon Savings Bank.

Response to Comment No. 4:

Please see the revised disclosure on page 2 of the prospectus included as part of the Amended Registration Statement.

5.       Please provide a summary of the risks related to your business and this offering.

Response to Comment No. 5:

Please see the revised disclosure on page 13 of the prospectus included as part of the Amended Registration Statement.

How We Determined the Offering Range and Exchange Ratio, page 5

6.	Please briefly summarize the primary differences between the registrant and the peer group used by the appraiser and the reasons for the downward adjustments made for profitability, growth and viability of earnings and for marketing of the issue and the upward adjustment for financial condition and asset growth.

Mr. John Stickel

U.S. Securities and Exchange Commission

December 9, 2020

Response to Comment No. 6:

Please see the revised disclosure on page 5 of the prospectus included as part of the Amended Registration Statement.

7.	We note your disclosure of the maximum, midpoint and minimum price-to-earnings multiples on page 7. Please also disclose the multiples for each of the peer companies listed, or advise.

Response to Comment No. 7:

The Company has not disclosed the price-to-earnings multiples for each of the peer companies in the prospectus included as part of the Amended Registration Statement because these individual multiples are not utilized by the independent appraiser as part of its appraisal methodologies and, therefore, are not material to investors. The independent appraiser utilizes average and median peer group pricing multiples for purposes of its appraisal report and its comparison of peer group multiples to Company multiples, and the average and median peer group pricing multiples are disclosed on pages 6 and 92 of the prospectus included as part of the Amended Registration Statement.

Use of Proceeds, page 33

8.	We note that one of the intended use of proceeds is possible acquisitions. Please revise to disclose any current plans for acquisitions or revise to indicate you have no current plans. Refer generally to Item 504 of Regulation S-K.

Response to Comment No. 8:

Please see the revised disclosure on page 28 of the prospectus included as part of the Amended Registration Statement.

Balance Sheet Analysis

Investments, page 56

9.	We note investments increased $67.4 million, or 298.8%, from $22.6 million at June 30, 2019 to $90.0 million at June 30, 2020. Please revise your next amendment to disclose the reasons for the material change in this line item from period-to-period. Refer to SEC Release 33-8350.

Response to Comment No. 9:

Please see the revised disclosure on page 46 of the prospectus included as part of the Amended Registration Statement.

Mr. John Stickel

U.S. Securities and Exchange Commission

December 9, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended June 30, 2020 and 2019, page 64

10.	We note your disclosure in Footnote (1) that, “for a reconciliation of these Non-GAAP measures, see page (*) of this prospectus.” We also note that you include certain Non-GAAP disclosures on pages 30-32 at the conclusion of the 'Selected Consolidated Financial and Other Data' section in the footnotes. Please consider creating a unique and separate Non-GAAP disclosure section in your next amendment to highlight your Non-GAAP reconciliations and disclosures in order to present this information as transparent as possible to potential investors.

Response to Comment No. 10:

Please see the new section captioned “Non-GAAP Financial Information” beginning on page 26 of the prospectus included as part of the Amended Registration Statement.

The Conversion and Offering

Effect of William Penn, MHC’s Assets on Minority Stock Ownership, page 110

11.	Please briefly expand to explain why the exchange ratio will be adjusted downward to reflect assets held by William Penn, MHC.

Response to Comment No. 11:

Please see the revised disclosure on page 89 of the prospectus included as part of the Amended Registration Statement.

William Penn Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page F-10

12.	We note your disclosure that in certain circumstances, the Company will record a gain on bargain purchase when the fair value of the net assets of the acquired company exceeds the fair value of the equity of the acquired company. Please revise to briefly explain how you determined the fair value of the equity of the acquired company is a more reliable measure than the fair value of the equity interests transferred. Refer to ASC 805-30-55-3.

Response to Comment No. 12:

Please see the revised disclosure on page F-10 of the prospectus included as part of the Amended Registration Statement.

Mr. John Stickel

U.S. Securities and Exchange Commission

December 9, 2020

If you have any questions or further comments on the Amended Registration Statement, please contact the undersigned at 202.508.5893.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Gary R. Bronstein

Gary R. Bronstein

Enclosures

cc:	Susan Block, U.S. Securities and Exchange Commission

Kenneth J. Stephon, William Penn Bancorporation

Stephen F. Donahoe, Kilpatrick Townsend & Stockton LLP